UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     BION ENVIRONMENTAL TECHNOLOGIES, INC.
----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  09061Q 10 9
----------------------------------------------------------------------------
                                (CUSIP Number)

                                   Copy to:

David J. Mitchell                          Stanley F. Freedman
Centerpoint Corporation                    Krys Boyle Freedman & Sawyer, P.C.
18 East 50th Street, 10th Floor            600 17th Street, #2700S
New York, NY  10022                        Denver, Colorado  80202
(212) 758-6622                             (303) 893-2300
----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                              page 1 of 6



CUSIP No.    09061Q 10 9


----------------------------------------------------------------------------

1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    Centerpoint Corporation                  13-3853272
----------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
          ------------------------------------------------------------------

   (b)
          ------------------------------------------------------------------

-----------------------------------------------------------------------------

3  SEC Use Only
-----------------------------------------------------------------------------

4  Source of Funds (See Instructions)   WC
-----------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------

6  Citizenship or Place of Organization           Colorado
-----------------------------------------------------------------------------

               7  Sole Voting Power         19,000,000
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       0
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    19,000,000
                  -----------------------------------------------------------

              10  Shared Dispositive Power   0
-----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person: 19,000,000

-----------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   36.2%
-----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
      CO
                                                              page 2 of 6



CUSIP No.    09061Q 10 9


----------------------------------------------------------------------------

INTRODUCTORY NOTE

     On January 15, 2002, Centerpoint Corporation ("Centerpoint") acquired 19,000,000 shares of the common stock of Bion Environmental Technologies, Inc. ("Bion") from as part of a transaction in which Bion also purchased 3,459,997 shares of common stock of Centerpoint, which represents 57.7% of Centerpoint's outstanding common stock.

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this Schedule 13D relates is the Common Stock of Bion. The principal executive offices of Bion are located at 18 East 50th Street, 10th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         (a, b, c and f) This Schedule 13D is being filed by Centerpoint Corporation ("Centerpoint"); its principal business address and its principal office address is 18 East 50th Street, 10th Floor, New York, New York 10022. Centerpoint is a publicly-held company that had been seeking an investment opportunity. Centerpoint is a Delaware corporation.

          The directors and executive officers of Centerpoint are as follows:

           Name                               Position(s)
           ----                               -----------

     David J. Mitchell          President and Director

     William Spier              Director

     David Fuller               Principal Accounting Officer


         (d and e) Neither Centerpoint nor, to the best knowledge of Centerpoint, any of the directors or executive officers listed above have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP No.    09061Q 10 9


----------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 15, 2002, Centerpoint purchased 19,000,000 shares of Bion's common stock. The consideration for the shares consisted of the following:

     (i)    $8,500,000 in cash;

     (ii) Assignment of 100% of $4.2 million principal and all accrued and unpaid interest, represented by a note dated June 13, 2001, by Trident Rowan Group in favor of Centerpoint;

     (iii) Assignment of 65% of a certain litigation claim of Centerpoint against Banca di Intermediazione Mobiliare IMI S.p.A., an Italian corporation;

     (iv) Assignment of 65% of the right of OAM S.p.A. and a majority shareholder of Centerpoint ("OAM") pursuant to the Escrow Agreement by and between OAM, Banca di Intermediazione Mobiliare IMI S.p.A. and Aprillia, S.p.A., an Italian corporation; and

     (v) Assignment of Centerpoint's rights under a Loan Agreement dated June 13, 2001, between Centerpoint and Trident Rowan Group.

     The cash used in the transaction was from Centerpoint's working capital. Most of this cash came from the sale of four subsidiaries of Centerpoint, which comprised Centerpoint's motorcycle business, in August 2000.

ITEM 4.  PURPOSE OF TRANSACTION

     Centerpoint acquired the common stock of Bion in order to invest the cash held by Centerpoint in a business with significant potential. As part of the transaction, Bion used $3,700,000 of the cash and all of the other consideration received to purchase a 61.9% interest in Centerpoint from OAM. By doing so, Bion received net cash of $4,800,000 for use in retiring certain debt and for its operations. Bion also took over the control and management of Centerpoint.

         (a)   None.

         (b)   None.

         (c)   None.

         (d)   In connection with the purchase of Bion's common stock, Howard
E. Chase, a former Director of Centerpoint, became a director of Bion.

         (e)   None.

         (f)   None.

         (g)   None.

CUSIP No.    09061Q 10 9


----------------------------------------------------------------------------



         (h)   None.

         (i)   None.

         (j)   None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Centerpoint is the beneficial owner of 19,000,000 shares of common stock of Bion representing 36.2% of the Common Stock of Bion.

         (b) Centerpoint has sole voting and investment power with respect to the shares of Bion common stock it owns.

         (c) No other transactions in Bion's common stock were effected by Centerpoint during the past sixty (60) days.

         (d)  None.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the purchase of 19,000,000 shares of Bion common stock, Centerpoint entered into a Subscription Agreement with Bion which is filed herewith as Exhibit 10.1. The material terms of the Subscription Agreement are described in Item 3 hereof. In addition, Bion has agreed to register the 19,000,000 shares under the Securities Act of 1933, as amended, for distribution to Centerpoint's shareholders. The Registration Rights Agreement is filed herewith as Exhibit 10.2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

       10.1 Subscription Agreement dated January 10, 2002, between Bion Environmental Technologies, Inc. and Centerpoint Corporation

       10.2 Registration Rights Agreement dated January 10, 2002, between Bion Environmental Technologies, Inc. and
             Centerpoint Corporation.

CUSIP No.    09061Q 10 9


----------------------------------------------------------------------------

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 25, 2002              CENTERPOINT CORPORATION



                                     By:/s/ David J. Mitchell
                                        David J. Mitchell, President